UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 30)*

CMB.TECH NV

(formerly Euronav NV)

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,726,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,726,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.02%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 178,750,858
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 178,750,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,750,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.04%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,750,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,750,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,750,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.04%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,750,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,750,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,750,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.04%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,750,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,750,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,750,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.04%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

Explanatory Note

This Amendment No. 30 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of CMB.TECH NV (formerly Euronav NV) (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024, Amendment No. 27 thereto filed with the Commission on April 3, 2024, Amendment No. 28 thereto filed with the Commission on October 9, 2024 and Amendment No. 29 thereto filed with the Commission on October 23, 2024 (as amended and supplemented, the “Original Schedule 13D,” and as further amended and supplemented by this Amendment No. 30, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 30 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 30 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV (“CMB” or the “Offeror”) referred to in this Amendment No. 30 commenced on October 23, 2024 and expired on November 21, 2024. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities. The Offeror filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Commission, and the Issuer filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Commission relating to the New U.S. Tender Offer, which was made pursuant to the Offer to Purchase dated October 23, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase, the related Letter of Transmittal and the Issuer’s Schedule 14D-9 and other filings related to the tender offer are available for free at the Commission’s website at www.sec.gov.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 4 of this Amendment No. 30, which is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Expiration of the New Offers

On November 22, 2024, CMB issued a press release (which is filed as Exhibit U hereto and is incorporated by reference herein) announcing that the Acceptance Period of the New Offers expired on November 21, 2024, and a total of 1,579,159 Ordinary Shares were validly tendered and not withdrawn in the New Offers. CMB has accepted all such tendered Ordinary Shares for payment. Payment of the Offer Price for tendered shares will take place on November 27, 2024. Based upon the number of Ordinary Shares that CMB has accepted for payment, CMB may be deemed to beneficially own an aggregate of 1,579,159, or 92.02% of the outstanding Ordinary Shares, as of the date of this Schedule 13D. CMB intends to fund payments to tendering shareholders of approximately $20.0 million with borrowings under the Reopening Acquisition Bridge Facility. After giving effect to the settlement of the New Offers, CMB expects the aggregate outstanding principal amount under the Amended Facilities Agreement to be approximately $520 million.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, determine to increase or decrease their ownership of Ordinary Shares through purchases or sales in the open market, in privately negotiated transactions or by other means. At the time of filing this Amendment No. 30, except as disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix) of this paragraph. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in clauses (i) through (ix) of this paragraph. Further, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in clauses (i) through (ix) of this paragraph. Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in clauses (i) through (ix) of this paragraph that develop or occur as a result of any Reporting Person’s role as a director or executive officer of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)	The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person’s cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 194,216,835 Ordinary Shares outstanding as of September 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2024.

(c)	On November 22, 2024, CMB accepted for payment 1,579,159 Ordinary Shares that were validly tendered and not withdrawn in the New Offers. None of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any other transactions in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth under Item 3 and Item 4 is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022[1]

Exhibit D	Letter to Euronav NV dated April 26, 2022[2]

Exhibit E	Press release dated July 12, 2022[3]

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022[4]

Exhibit G	Letter to Euronav NV dated January 16, 2023[5]

Exhibit H	Press Release dated February 9, 2023[6]

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023[7]

Exhibit J	Press Release dated October 9, 2023[8]

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023[9]

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023[10]

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023[11]

Exhibit N	Press Release dated December 22, 2023[12]

Exhibit O	Share Purchase Agreement between CMB and Euronav dated December 22, 2023, incorporated by reference to Exhibit 99.1 to Euronav NV’s Form 6-K (File No. 001-36810) filed with the Commission on December 22, 2023[12]

Exhibit P	Press Release dated February 14, 2024[13]

Exhibit Q	Press Release dated March 18, 2024[14]

Exhibit R	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2024[15]

Exhibit S

Amendment and Restatement Agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated October 16, 2024 related to the Amended Facilities Agreement[16]

Exhibit T	Press Release dated October 23, 2024[16]

Exhibit U	Press Release dated November 22, 2024

1	Previously filed with Amendment No. 5 on April 12, 2022
2	Previously filed with Amendment No. 6 on April 26, 2022

3	Previously filed with Amendment No. 10 on July 13, 2022

4	Previously filed with Amendment No. 15 on December 14, 2022
5	Previously filed with Amendment No. 16 on January 18, 2023

6	Previously filed with Amendment No. 17 on February 10, 2023
7	Previously filed with Amendment No. 18 on February 16, 2023

8	Previously filed with Amendment No. 20 on October 10, 2023
9	Previously filed with Amendment No. 20 on October 10, 2023

10	Previously filed with Amendment No. 20 on October 10, 2023

11	Previously filed with Amendment No. 21 on November 24, 2023
12	Previously filed with Amendment No. 22 on December 22, 2024

13	Previously filed with Amendment No. 23 on February 16, 2024
14	Previously filed with Amendment No. 24 on March 19, 2024
15	Previously filed with Amendment No. 28 on October 9, 2024
16	Previously filed with Amendment No. 29 on October 23, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 22, 2024

Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys